

BUILDING PARTNERSHIPS WITH YOU

2003 SUMMARY
ANNUAL REPORT

MID • WISCONSIN
Financial Services

OUR PARTNER WHEN DECISIONS MATTER



TABLE OF CONTENTS

DEAR SHAREHOLDERS,
CUSTOMERS,
EMPLOYEES, AND FRIENDS...



Year end assets reached a company record high of $375 million. Total loans increased over $14 million during 2003 to end the year at $266 million. Deposits increased over $13 million to end the year at $288 million. Net earnings dipped slightly from $4.5 million in 2002 to $4.1 million in 2003.



ASSETS (IN THOUSANDS)
380,000
370,000
360,000
350,000
340,000
330,000
320,000
340,490
368,040
375,225
2001
2002
2003

Our loans continued to re-price lower as the prime rate fell. Our deposit rates remained higher than market because of rate floors. The result was a narrowing of the interest margin. The lending staff wrote more variable rate loans during 2003. Doing so temporarily caused a reduction in interest income, but will result in an increase in interest income as rates rise. Net interest margins will widen as interest rates begin to rise.

2003 was also a year of investment for Mid-Wisconsin. The new Weston Branch opened in early '03 and grew to a thriving retail location by year end. A new main frame computer system was added during the year. The system is allowing us to serve our customer base faster and more efficiently. A new loan processing system has allowed us to speed up our response time to customer loan needs.

The company has added several new services during 2003. Mid-Wisconsin Information Services has been formed to allow our technology staff experts to assist area businesses with their IT needs. Excel Real Estate Services is a new subsidiary of Mid-Wisconsin Bank. Excel has begun to meet the internal appraisal and title insurance needs of our lending staff.

Excel Real Estate Services | MID-WISCONSIN INFORMATION SERVICES

Building a company is indeed like the construction of a home. All of the right materials, tools, and staff must be put into place to take the organization into the future. Bring on the future.

Thank you to all Shareholders, Customers, and Employees. Your support and commitment is the key to the ongoing success of Mid-Wisconsin.

Sincerely,

Gene C. Knoll

Gene C. Knoll
President/CEO

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Mid-Wisconsin Financial Services, Inc.
Medford, Wisconsin

We have audited, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mid-Wisconsin Financial Services, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003 (not presented separately herein), and in our report dated January 16, 2004, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Wipfli LLP

Wipfli LLP
January 16, 2004
Wausau, Wisconsin

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS – DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
Cash and due from banks	$ 13,694,114	$ 15,484,360
Interest-bearing deposits in other financial institutions	614,128	19,408
Federal funds sold	1,628,359	11,825,781
Securities available for sale – at fair value	77,988,188	76,321,696
Federal Home Loan Bank stock (at cost)	2,154,100	2,000,000
Loans held for sale	330,775	791,420
Loans receivable, net of allowance for loan losses of $2,732,447 in 2003 and $2,701,709 in 2002	266,372,637	252,236,394
Accrued interest receivable	1,613,617	1,716,413
Premises and equipment	5,596,313	5,487,421
Intangible assets	563,543	873,887
Goodwill	295,316	295,316
Other assets	4,373,457	987,427
TOTAL ASSETS	**$375,224,547**	**$368,039,523**

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Non-interest-bearing deposits	$ 39,949,256	$ 38,108,392
Interest-bearing deposits	247,700,052	236,383,561
TOTAL DEPOSITS	**287,649,308**	**274,491,953**
Short-term borrowings	11,294,262	18,039,517
Long-term borrowings	40,000,000	40,000,000
Accrued interest payable	1,206,178	1,294,227
Accrued expenses and other liabilities	1,310,609	2,028,019
TOTAL LIABILITIES	**341,460,357**	**335,853,716**
Stockholders' equity:		
Common stock – Par value $ .10 per share:		
Authorized – 6,000,000 shares		
Issued & outstanding – 1,685,550 shares in 2003 and 1,684,475 shares in 2002	168,555	168,448
Additional paid-in capital	10,975,920	10,941,600
Retained earnings	21,714,225	19,812,670
Accumulated other comprehensive income	905,490	1,263,089
TOTAL STOCKHOLDERS' EQUITY	**33,764,190**	**32,185,807**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$375,224,547**	**$368,039,523**

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME – YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001
Interest income:			
Interest and fees on loans	$16,501,158	$17,068,344	$19,250,624
Interest and dividends on securities:			
Taxable	2,371,461	3,161,464	3,409,726
Tax-exempt	1,033,170	1,089,107	879,670
Other interest and dividend income	55,922	66,030	171,954
TOTAL INTEREST INCOME	**19,961,711**	**21,384,945**	**23,711,974**
Interest expense:			
Deposits	5,049,375	5,668,506	9,376,858
Short-term borrowings	150,790	388,432	862,744
Long-term borrowings	1,663,778	1,524,597	1,077,425
TOTAL INTEREST EXPENSE	**6,863,943**	**7,581,535**	**11,317,027**
Net interest income	**13,097,768**	**13,803,410**	**12,394,947**
Provision for loan losses	**456,667**	**625,000**	**370,000**
Net interest income after provision for loan losses	**12,641,101**	**13,178,410**	**12,024,947**
Non-interest income:			
Service fees	823,942	849,606	883,289
Trust service fees	707,633	642,737	658,555
Net realized gain on sale of securities available for sale	0	17,349	7,892
Investment product commissions	420,406	436,775	181,862
Other operating income	1,029,388	729,538	693,113
TOTAL NON-INTEREST INCOME	**2,981,369**	**2,676,005**	**2,424,711**
Non-interest expenses:			
Salaries and employee benefits	5,603,896	5,441,313	4,918,212
Occupancy	1,241,398	1,116,205	1,175,876
Data processing and information systems	413,002	418,096	455,664
Goodwill and purchased core deposit amortization	310,344	290,042	357,500
Other operating expenses	2,451,659	2,322,843	2,211,081
TOTAL NON-INTEREST EXPENSES	**10,020,299**	**9,588,499**	**9,118,333**
Income before provision for income taxes	5,602,171	6,265,916	5,331,325
Provision for income taxes	1,544,236	1,783,080	1,482,575
NET INCOME	**$4,057,935**	**$4,482,836**	**$3,848,750**
BASIC AND DILUTED EARNINGS PER SHARE	**$2.41**	**$2.65**	**$2.25**
CASH DIVIDENDS DECLARED PER SHARE	**$1.28**	**$1.28**	**$1.22**

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

SELECTED FINANCIAL DATA – YEARS ENDED DECEMBER 31
(Dollars in thousands, except per share amounts)

	2003	2002	2001	2000	1999
FOR THE YEAR:					
Interest income	$19,962	$21,385	$23,712	$24,216	$21,239
Interest expense	6,864	7,582	11,317	12,911	9,844
Net interest income	13,098	13,803	12,395	11,305	11,395
Provision for loan losses	457	625	370	400	180
Net interest income after provision for loan losses	12,641	13,178	12,025	10,905	11,215
Non-interest income	2,981	2,676	2,425	2,303	2,107
Non-interest expense	10,020	9,588	9,118	8,658	8,542
Income before provision for income taxes	5,602	6,266	5,332	4,550	4,780
Provision for income taxes	1,544	1,783	1,483	1,201	1,432
Net Income	**$4,058**	**$4,483**	**$3,849**	**$3,349**	**$3,348**
Return on average assets	1.10%	1.30%	1.18%	1.07%	1.16%
Return on average equity	12.44%	14.56%	13.36%	11.74%	11.79%
Equity to assets	9.00%	8.75%	8.68%	9.45%	9.26%
Net interest margin	3.97%	4.43%	4.24%	4.02%	4.47%
AVERAGE BALANCE SHEET:					
Loans net of unearned income	$263,764	$243,597	$228,170	$225,308	$200,497
Assets	367,412	344,815	325,261	314,318	288,287
Deposits	280,215	257,356	250,131	235,656	222,755
Stockholders' equity	32,618	30,790	28,806	28,520	28,396
ENDING BALANCE SHEET:					
Loans net of unearned income	$269,105	$254,939	$231,649	$226,942	$217,546
Assets	375,225	368,040	340,490	321,102	307,684
Deposits	287,649	274,492	258,401	244,691	230,170
Stockholders' equity	33,764	32,186	29,553	30,345	28,499
FINANCIAL CONDITION ANALYSIS:					
Total risk-based capital	12.83%	12.69%	12.11%	13.17%	12.93%
Net loan charge-offs to average loans	0.16%	0.21%	0.16%	0.04%	0.03%
Nonperforming loans to gross loans	0.22%	0.85%	1.03%	1.11%	0.85%
Efficiency ratio	59.96%	56.05%	59.44%	61.34%	61.12%
Fee revenue to average assets	0.42%	0.43%	0.47%	0.46%	0.46%
STOCKHOLDERS' DATA:					
Basic and diluted earnings per share	$2.41	$2.65	$2.25	$1.85	$1.83
Book value per share	$20.03	$19.11	$17.42	$16.75	$15.62
Dividends per share	$1.28	$1.28	$1.22	$1.20	$1.17
Dividend payout ratio	53.1%	48.3%	54.2%	64.9%	63.9%
Average common shares outstanding	1,685	1,692	1,707	1,814	1,826
Shareholders of record at year end	773	838	818	803	816
STOCK PRICE INFORMATION					
High	$29.00	$28.33	$26.00	$27.50	$27.50
Low	27.25	26.00	20.12	21.50	25.50
Market Price at year end (1)	28.50	27.25	26.00	22.00	27.50

(1) Market value at year end represents the bid price.

BOARD OF DIRECTORS

James Melvin
Chairman of the Board

Gene Knoll
President/CEO

Norman Hatlestad
Vice President

William Weiland
Secretary/Treasurer

Rhonda Kelley
Controller

STRONG LEADERSHIP

The members of Mid-Wisconsin Financial Services' Board of Directors bring a diversity of perspectives and backgrounds from their involvement with industries and service organizations. (Numerical coding indicates committee memberships.)

BOARD COMMITTEES:

1. Acquisition Committee
2. Loan Committee
3. Executive Committee
4. Trust and Investment Sales Committee
5. Audit Committee
6. Investment Committee
7. Stock Option Committee

Kim Gowey, DDS
Cosmetic & Implant Dentistry of Wisconsin
Served 4 years.
Committees: 1, 3, 4, 7

James Hager
Manager, Harmony Cooperative
Served 5 years.
Committees: 2, 7

Brian Hallgren
Vice President, B&B Engineering
Served 3 years.
Committees: 5, 6

Norman Hatlestad
President, Medford Auto Supply Inc./NAPA
Served 22 years.
Committee: 2

Kathryn Hemer
Family Nurse Practitioner, Medford Clinic
Served 5 years.
Committees: 4, 5

Gene Knoll
President & CEO, Mid-Wisconsin Bank
Served 18 years.
Committees: 1, 2, 3 (non-voting member)

James Melvin
President, Melvin Companies
Served 11 years.
Committees: 1, 3, 6, 7

Kurt Mertens
Secretary/Treasurer, Loos Machine Inc.
Served 6 years.
Committee: 2

Robert Schoofs
Corporate General Manager, Weather Shield Mfg., Inc.
Served 3 years.
Committees: 4, 5

* Years of service include those served on Bank Board.


STRONG

Building a business is very similar to building a home – it takes a strong vision for the future, detailed planning, a strong foundation, and a drive to quality. Each component is vital to the strength and longevity of the structure. During 2003, the management team and staff of Mid-Wisconsin focused on continuing to build a strong financial institution.

ANY STRUCTURE, BE IT ORGANIZATIONAL OR PHYSICAL, NEEDS TO BE BUILT ON A STRONG BASE. The base for Mid-Wisconsin is our long and proud history and the strength of our values.

In 2003, we have passed some significant benchmarks. Our Medford and Rib Lake locations (originally the State Bank of Medford) are now 113 years old. We have been an integral part of Neillsville for 125 years (originally as the Neillsville Bank) and the Colby area for 83 years.

Although, the methods of providing customer service have changed throughout the years, our values have not. We build partnerships with our customers every day.

In 1994, the three banks (Colby, Medford, Neillsville) merged into one – Mid-Wisconsin Bank to provide greater efficiencies and service for its customers. It was simply a matter of building on our history – a history of leadership in the banking industry.

USING THE BEST TOOLS



TO HELP THE STAFF OF PROFESSIONALS AT MID-WISCONSIN BUILD RELATIONSHIPS WITH CUSTOMERS, WE MUST PROVIDE THE PROPER TOOLS. In a high tech environment, this often means seeking out new computer software and processes.

In an initiative started five years ago, all areas at Mid-Wisconsin continue to utilize and expand the use of document imaging. This allows retail staff to carry less paper, retrieve documents more efficiently, and allows for consistent contingency planning in case of a disaster. The customer sees efficient responses to inquiries and requests, while the organization sees a reduction in paper storage and costs.



The loan processors and lenders are moving toward using a new loan processing system. This system allows us to eliminate repetitive data/information entry in the loan application process. Applications can be completed electronically in part by downloading existing customer information off of our mainframe. In the future, bar-coding will be added to the imaging system – allowing the documents to basically image themselves. The only change visible to the customer is the officer completing the application on a computer instead of a paper application.



The computer software purchases of 2003 were one of many steps toward creating an efficient customer service and sales experience. Building on these purchases in the future may lead us toward signature pad technology similar to that seen at major retailers. Hard copies for the customers would be printed, however, the bank's copy would be stored electronically.

OPENING THE DOOR IN A NEW MARKET



IN FEBRUARY 2003, THE WESTON LOCATION OPENED ITS DOORS TO THE PUBLIC. Since that time, the staff has been steadily building a customer base in the immediate area and the greater Wausau market.

The selection of the branch location put Mid-Wisconsin in the center of a "work in process." New construction near the branch is progressing at a rapid pace. This will cause a significant increase in traffic along County X and past the bank. The real estate market continues to stay strong as new developments break ground not far from the bank location.



Performance of the Weston location in the first year exceeded initial expectations. The sales efforts of a well known staff, combined with a conscious attempt to minimize start-up expenses allowed the location to contribute to consistent growth in loans and deposits. Mid-Wisconsin is laying the groundwork for years of growth in the Weston community and the greater Wausau market.



SEEING A WINDOW OF OPPORTUNITY



RECENT LEGISLATION HAS ALLOWED FINANCIAL HOLDING COMPANIES TO EXPAND THE NUMBER AND TYPES OF SERVICES THEY CAN OFFER. Mid-Wisconsin saw this change as a window of opportunity to offer technology consulting services.

MID-WISCONSIN INFORMATION SERVICES

- Network Assessments
- Technology planning/ budgeting
- Vendor/product selection
- Technical Policy Development
- Network Design
- Disaster Recovery Planning
- Web Site Design

Mid-Wisconsin Information Services has been formed to market our Information Technology staff to area businesses. The services they provide range from building a complete network system to consulting only on security and procedures.

Throughout 2003, Dean Chappell, III, CSSP, Director of Information Technology, consulted with Klinner Insurance to establish an overall network plan, install a new system, and assisted them in developing a new website.


Klinner INSURANCE

A conversation at a hockey tournament with Bill Weiland turned out to be one of the best business opportunities that I have had in years. Klinner Insurance needed more responsive and local computer technical support and Mid Wisconsin Bank was starting to offer this type of support. Truly a "win-win" situation.

In the past, we have had technical support from near and far. Some were good but far away, some were good at personal computer support but could not adequately support a network, and some were good but really talked down to us. Dean Chappell came into our office and has Klinner Insurance to a point where we are more solid computer wise than we have ever been.

Dean talks to me and my employees with patience and respect, and when we do encounter a problem he offers excellent support and follow through. Dean mapped out a plan for Klinner Insurance based on listening to our automation objectives. He prioritized and then systematically completed each objective with the goal being that our systems would be stable and require a minimum of maintenance. That goal is now reality.

It has taken time and money as any automation would, but the difference is that the technician is on site AFTER the upgrade to be certain that the project is complete. We are never left hanging with nagging problems that go unresolved until the technician is "in your area" again.

At Klinner Insurance, automation is a huge priority. The stability of our system has greatly enhanced one of our main values – "to consistently deliver services that exceed the expectations of our clients".

Sincerely:

Bill J. Clark
Klinner Insurance


MID-WISCONSIN
BANK

THE NEWEST ADDITION TO THE MID-WISCONSIN STRUCTURE IS EXCEL REAL ESTATE SERVICES. This subsidiary will address residential real estate Appraisal and Title Insurance needs first for the lending staff internally, then as a resource for others in the communities we serve.

Offices for Excel Real Estate are located in the Medford Plaza location. The staff has been handpicked from the existing employee pool and will serve in joint roles for the Bank and Excel. As business increases, staff will transition to full-time appraisal and title insurance employees.

Excel Real Estate Services

In these times of increasing interest rate sensitivity, Excel can generate non-interest income which will have an important impact on the bottom line for Mid-Wisconsin.

The addition of appraisal and title insurance services adds another method of providing customers with seamless quality service from Mid-Wisconsin. Within the next year, lending staff will be able to use the internal e-mail and calendar system to schedule appraisals, while the customer is sitting in their office. This will help increase the speed of loan closings.



INSPECTING FOR QUALITY CRAFTSMANSHIP



EVERY HOME CONSTRUCTION PROJECT NEEDS PERIODIC INSPECTIONS TO INSURE QUALITY. Businesses are no different.

The credit analyst staff at Mid-Wisconsin continues to build new processes for maintaining the quality of loans held in the portfolio. This continues to put us in a position of strength and long-term success.

New regulations also warrant further inspection. In 2001, the Privacy Act formalized a customer confidentiality process that Mid-Wisconsin already held as vital. Customers' information has always been held as private, but now the process of sharing that information with other service providers is more rigid.

After the 9/11 terrorist attacks, the US government passed the Patriot Act to help prevent the use of funds for attacks on American interests. Part of this legislation requires all financial institutions to have a Customer Identification Policy (CIP). All financial institutions must have procedures in place for opening new accounts that specify the identifying information that needs to be gathered from each customer. New accounts cannot be opened if the customer does not have proper identification.

Both the Privacy Act and the Patriot Act provide an additional layer of safeguards to keep customers, financial institutions, and communities safe from illegal activities including terrorism, fraud, and identity theft.

http://www.midwisc.com/IDTheft/fraud.htm

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

What this means for you:
When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license or other identifying documents.

PAVING THE WAY FOR NEW RELATIONSHIPS

DIVERSITY OF THE MID-WISCONSIN CUSTOMER BASE CONTINUES TO GROW AND CHANGE WITH THE COMMUNITIES WE ARE LOCATED IN. Not only are we seeing the Baby Boomer generation replacing their parents as the dominant age group in the market, but we are also seeing more diverse ethnic backgrounds.

The staff at the Colby location paved the way in providing quality service to Spanish speaking customers by employing frontline staff that could speak the language. This effort to make our new customers feel welcome has expanded. In the fall of 2003, twelve Mid-Wisconsin employees from Colby, Abbotsford, Medford, and Rib Lake completed a Spanish course for Banking.

As our communities continue to change, we will lead the way in building relationships with customers of all ages and backgrounds.



BUILDING STRONG COMMUNITIES



A TRUE INVESTMENT IN THE FUTURE IS BEING PART OF BUILDING A STRONG COMMUNITY. Each year the Mid-Wisconsin Foundation demonstrates our commitment to the areas where we live, work and play by awarding grants to worthy non-profit groups.





The projects funded by the Foundation grants enhance the quality of life in each community we serve. Simple things such as playgrounds, parks, libraries, and emergency services make a huge difference in whether or not new businesses move into a city. By supporting these projects, we are supporting growth.

Strength of a building, like a company, is measured over the long-term. Investing in quality materials, providing staff the best tools, and employing the best of professionals will make the organizational structure last far into the future.




MID WISCONSIN
BANK

EQUAL OPPORTUNITY EMPLOYER

It is the policy of Mid-Wisconsin to provide equal employment opportunities without regard to race, color, religion, sex, age, or national origin. This policy relates to all phases of employment including, but not limited to, recruitment, employment, placement, upgrading, demotion or transfer; recall and termination; rates of pay or other forms of compensations and selection for training; use of all facilities and participation in all Mid-Wisconsin sponsored employee activities.

FORM 10-K

A copy of Mid-Wisconsin Financial Services, Inc. Annual Report to the Securities and Exchange Commission (Form 10-K for the year ended December 31, 2003) may be obtained, without charge, by sending a written request to William A. Weiland, Secretary/Treasurer, Mid-Wisconsin Financial Services, Inc., 132 W. State St., Medford, WI 54451.

MID-WISCONSIN FINANCIAL SERVICES, INC. STOCK SYMBOL

NASD OTC BB: MWFS.OB

MID • WISCONSIN
Financial Services

132 West State Street . Medford, WI 54451
800 - MID - WISC (643-9472)
www.midwisc.com